UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40724

RIDGETECH, INC.
(Translation of registrant’s name into English)

Ming Zhao

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province, People’s Republic of China, 310018
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 (No. 333-291941) and S-8 (No. 333-264505, No. 333-268809 and No. 333-277849), and shall be deemed to be a part thereof from the date on which this report is furnished to the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished.

Suspension of Sales Under ATM Offering; Termination of Sales Agreement with AC Sunshine Securities LLC

As previously reported, on December 29, 2025, Ridgetech, Inc. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with AC Sunshine Securities LLC (“AC Sunshine”), pursuant to which the Company could offer and sell, from time to time, ordinary shares of the Company having an aggregate offering price of up to $200,000,000 (the “ATM Offering”). The ATM Offering was made pursuant to a prospectus supplement dated December 29, 2025 and the Company’s shelf registration statement on Form F-3 (File No. 333-291941), which was declared effective by the Securities and Exchange Commission on December 15, 2025.

On July 11, 2026, the Company and AC Sunshine agreed to terminate the Sales Agreement, effective immediately, subject to the completion of any pending settlements in accordance with the terms of the Sales Agreement. In connection with the termination, the Company suspended sales under the ATM Offering effective July 11, 2026 and has not delivered any placement notices to AC Sunshine since that date.

As of July 11, 2026, the Company had sold an aggregate of 3,487,171 ordinary shares pursuant to the ATM Offering. No sales have been made under the ATM Offering since July 11, 2026. As of July 11, 2026 and as of the date of this filing, the Company had 3,629,540 ordinary shares issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2026	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer

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